INTELLIGENT HIGHWAY SOLUTIONS, INC.
8 Light Sky Court
Sacramento, CA 95828

September 14, 2012

VIA EDGAR and FEDERAL EXPRESS
Mr. Larry Spirgel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Intelligent Highway Solutions, Inc.
Amendment No. 2 to Registration Statement on Form S-l, Filed August 13, 2012
File No. 333-181405

Dear Mr. Spirgel:

We are in receipt of your comment letter dated August 23, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1. Please update your financial statements and other financial information in the document to include the fiscal quarter ended June 30, 2011.

ANSWER: In response to the Staff’s comments, we have provided updated financial statements and other financial information that reflects the period ended June 30, 2011.

2. Please file a currently dated consent from your auditor with each amendment.

ANSWER: In response to the Staff’s comment, we have provided a current consent by the auditor.

3. We note your response to comment 1 of our letter dated July 20, 2012.  In your response, you note that “each of the selling shareholders is a personal friend or acquaintance of an office or director of the company.”  However, we note that several of the selling stockholders are legal entities, including Innovest and Anslow and Jaclin.  Please explain this statement.  We also note your statement that the selling shareholders are “primarily non-affiliates.”  Please tell us whether any of the selling shareholders are affiliates of the company.

ANSWER: The legal entities are controlled by the following individuals that are friends or acquaintances of an officer or director of the company:

(1)	Jim Painter is the principal of Emerging Growth Consultant, LLC and has investment control of the shares of our common stock.

(2)	Doug Powell is the principal of Innovest, LLC and has investment control of the shares of our common stock.

(3)	Sanford Whitehouse is the principal of High Water Capital Mgt., LLC and has investment control of the shares of our common stock.

(4)	Gregg Jaclin is a partner of Anslow & Jaclin, LLP and has investment control of the shares of our common stock.

(5)	Kenneth Polk is the principal of KP Bear, Inc. and has investment control of the shares of our common stock.

Furthermore, none of our selling shareholders are affiliates of the Company.

4. We note that you did not file any exhibits in connection with Amendment No. 2.  We encourage you to file all exhibits with your next amendment.  We must review these documents before the registration statement is declared effective, and we may have additional comments.

ANSWER: In response to the Staff’s comment, we have filed all exhibits with our next amendment for the Staff’s review.

Prospectus Coverpage

5. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

ANSWER: In response to the Staff’s comment, we have disclosed the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

Prospectus Summary, page 1

6. Please revise the initial paragraph in this section to reflect that your proposed intelligent transportation technology service operations are currently aspirational.

ANSWER: In response to the Staff’s comment, we have revised the registration statement’s initial paragraph to accurately reflect the Company’s current operations.

7. We note your response to comment 5 of our letter dated July 20, 2012.  Please provide additional disclosure regarding the private placement whereby you granted registration rights to certain investors, including the aggregate amount raised, per share purchase price, closing date(s) and number of investors that participated in the offering.

ANSWER: No registration rights have been given to investors.

8. Please provide additional disclosure regarding your plans to develop “irrigation central control systems and communications products.”  Please specify whether you intend to develop these products concurrently with your intelligent highway solutions, and what affect, if any, it may have on that business.

ANSWER: The Company is no longer pursuing the development of “irrigation central control systems and communications products.”  Accordingly, the Company has revised its disclosure to reflect this change.

The Offering, page 1

9. Please revise the “Terms of the Offering” to reflect that the shares in this offering will be sold at fixed price until your stock is quoted on the OTCBB.

ANSWER: In response to the Staff’s comment, the Company has revised the registration to accurately reflect the “Terms of the Offering”.

Risk Factors, page 2

Our contracts for services were acquired from Michael Sullivan…, page 3

10. We note your response to comment 8 of our letter dated July 20, 2012.  Please expand your disclosure to specify whether you entered into an amendment to assign the contracts from Caltrans from Mr. Sullivan to you.  If so, please specify whether California consented to such assignment.

ANSWER: In response to the Staff’s comment, we have added disclosure regarding our intentions to enter into an amendment to assign the Michael J. Sullivan contracts.

Our Chief Financial Officer, Philip Kirkland…, page 3

11. We note your response to comment 7 of our letter dated July 20, 2012.  Please add the disclosure provided in your response regarding Mr. Carnell’s participation in the preparation of your financial statements to your prospectus.

ANSWER: In response to the Staff’s comment, we have provided disclosure in the appropriate section regarding Mr. Carnell’s participation in the preparation of the Company’s financial statements.

12. Please revise this risk factor to reflect that, as an emerging growth company, you will not have to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002, as amended.

ANSWER: In response to the Staff’s comment, we have revised the risk factor to reflect that, as an emerging growth company, we will not have to apply with certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002, as amended.

Description of Business, page 10

13. We note your response to comment 14 of our letter dated July 20, 2012.  We note in your response you disclose that Mr. Sullivan was paid $2,000 to assign his agreements with Caltrans, but on this page you disclose that he was paid $10,000.  Please reconcile.

ANSWER: In response to the Staff’s comment, we have revised our disclosure that Mr. Sullivan was paid $2,000 to assign the Caltrans contracts.

Research and Development, page 13

14. We note your response to comment 18 of our letter dated July 20, 2012.  However, we note that the disclosure regarding your research and development expenses, on page F-5, has not been adjusted.  Please explain.

ANSWER: In response to the Staff’s comment, we have adjusted our disclosure in the registration statement to accurately reflect our research and development expenses for the appropriate periods.

15. Please provide a discussion of the Development Agreement between you and American Water Solutions, Inc.

ANSWER: In response to the Staff’s comment, we have provided further discussion of the agreement in the registration statement.

Liquidity and Capital Resources, page 18

16. We note your response to comment 15 from our letter dated July 20, 2012; however, we did not see any new disclosure in the liquidity section or notes to the financial statements where you disclosed what rights, if any, you have to the funds disbursed through the factoring agreement.  As such, since the factoring agreement appears to be in Michael Sullivan’s name, disclose what legal rights, if any, you have to the factoring funds that are disbursed to Michael Sullivan.

Furthermore, we note your statement on page 17 which states that, “The Company turned to factoring the invoices for payments for the CALTRANS contracts.”  If you do not have legal rights to the factoring funds, please revise this and any statement which implies that the factoring agreement is between you and CALTRANS.

ANSWER: In response to the Staff’s comment, we have provided disclosure regarding the mechanics of the factoring agreement and our legal rights to the funds.

17. We note your response to comment 28 from our letter dated July 20, 2012.  However, although you provided the amount of fees and interest paid on your factoring agreement in your response, we were unable to locate this disclosure in your filing.  Please disclose the amount of fees and interest paid on your factoring agreement in the liquidity section of your MD&A.

ANSWER: In response to the Staff’s comment, the Company has revised the registration statement to include this information.

18. We note your response to comment 32 of our letter dated July 20, 2012.  Please add the disclosure provided in your response to your prospectus.

ANSWER: In response to the Staff’s comment, the Company has added the requisite disclosure.

Note 5 – Notes Payable, page F-9

19. We note your response to comment 24 from our letter dated July 20, 2012.  However, we are unable to locate your new disclosure regarding your related party transactions.  Please add this disclosure.

ANSWER: In response to the Staff’s comment, we have provided disclosure in the registration statement regarding our related party transactions.

Note 11 – Significant Transactions, page F-12

20. We note your response to comment 25 from our letter dated July 20, 2012 and that Michael J. Sullivan is not a related party under Item 404 Regulations S-K.  In addition, please confirm, if true, that Michael J. Sullivan is not a related party in accordance with ASC 850.  If he is a related party under ASC 850, please provide all appropriate disclosure.

ANSWER: In response to the Staff’s comment, we have concluded that Michael J. Sullivan is a related party and have provided all appropriate disclosure.

Sincerely,

/s/ Devon Jones
Devon Jones
Chief Executive Officer